Exhibit 21.1

SUBSIDIARIES OF ANEW HEALTH LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Victor Zenith Company Limited	Hong Kong SAR	March 19, 2010	100%
VG Zenith International Company Limited	Hong Kong SAR	October 18, 2007	100%
AW Global Limited	the British Virgin Islands	January 15, 2024	100%